                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549


                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 6)*

                            Dominion Bridge Corporation
_______________________________________________________________________________
                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     0002571921
_______________________________________________________________________________
                                   (CUSIP Number)

  Douglas A. Gerrard, Deere Park Equities, L.L.C., 40 Skokie Blvd., Suite 110,
                Northbrook, IL  60062; Telephone No. (847) 509-8500
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   June 26, 1998
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 0002571921
______________________________________________________________________________
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Deere Park Equities, L.L.C.
______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /X/ (1)
                                                            (b) / /
______________________________________________________________________________
   3      SEC USE ONLY

______________________________________________________________________________
   4      SOURCE OF FUNDS
          WC
______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois
______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
     BENEFICIALLY     ________________________________________________________
       OWNED BY       8       SHARED VOTING POWER
        EACH                  6,850,024
      REPORTING       ________________________________________________________
    PERSON WITH       9       SOLE DISPOSITIVE POWER
                              0
                      ________________________________________________________
                      10      SHARED DISPOSITIVE POWER
                              6,850,024
______________________________________________________________________________
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,850,024
______________________________________________________________________________
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /
______________________________________________________________________________
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.53%
______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           CO
______________________________________________________________________________

___________________
1 The filing person is also filing this Schedule 13D in its individual capacity.

CUSIP No.:  0002571921
______________________________________________________________________________
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Deere Park Capital Management, Inc.
______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/  (1)
                                                            (b)  / /
______________________________________________________________________________
   3      SEC USE ONLY

______________________________________________________________________________
   4      SOURCE OF FUNDS

______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois
______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
     BENEFICIALLY     ________________________________________________________
       OWNED BY       8       SHARED VOTING POWER
        EACH                  6,620,199
      REPORTING       ________________________________________________________
    PERSON WITH       9       SOLE DISPOSITIVE POWER
                              0
                      ________________________________________________________
                      10      SHARED DISPOSITIVE POWER
                              6,620,199
______________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,620,199
______________________________________________________________________________
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              / /
______________________________________________________________________________
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.83%
______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           CO
______________________________________________________________________________

___________________

(1) The filing person is also filing this Schedule 13D in its individual capacity.

CUSIP No.: 0002571921

  1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Douglas A. Gerrard
______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/ (1)
                                                            (b)  / /
______________________________________________________________________________
   3      SEC USE ONLY

______________________________________________________________________________
   4      SOURCE OF FUNDS

______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
     BENEFICIALLY     ________________________________________________________
       OWNED BY       8       SHARED VOTING POWER
        EACH                  6,956,724
      REPORTING       ________________________________________________________
    PERSON WITH       9       SOLE DISPOSITIVE POWER
                              0
                      ________________________________________________________
                      10      SHARED DISPOSITIVE POWER
                              6,956,724
______________________________________________________________________________
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,956,724
______________________________________________________________________________
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /
______________________________________________________________________________
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.85%
______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           IN
______________________________________________________________________________


___________________
(1) The filing person is also filing this Schedule 13D in his individual capacity.

CUSIP No.:  0002571921
______________________________________________________________________________
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Lamar Investments, Inc.
______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/ (1)
                                                            (b)  / /
______________________________________________________________________________
   3      SEC USE ONLY

______________________________________________________________________________
   4      SOURCE OF FUNDS

______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois
______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
     BENEFICIALLY     ________________________________________________________
       OWNED BY       8       SHARED VOTING POWER
        EACH                  1,668,536
      REPORTING       ________________________________________________________
    PERSON WITH       9       SOLE DISPOSITIVE POWER
                              0
                      ________________________________________________________
                      10      SHARED DISPOSITIVE POWER
                              1,668,536
______________________________________________________________________________
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           1,668,536
______________________________________________________________________________
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /
______________________________________________________________________________
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5%
______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           CO
______________________________________________________________________________


___________________
(1) The filing person is also filing this Schedule 13D in its individual capacity.

CUSIP No.: 0002571921

______________________________________________________________________________
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Leonard Feldman
______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/ (1)
                                                            (b)  / /
______________________________________________________________________________
   3      SEC USE ONLY

______________________________________________________________________________
   4      SOURCE OF FUNDS

______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
     BENEFICIALLY     ________________________________________________________
       OWNED BY       8       SHARED VOTING POWER
        EACH                  8,288,735 (Excludes shares which may be issued
      REPORTING               pursuant to convertible note held by Lamar)
    PERSON WITH       ________________________________________________________
                      9       SOLE DISPOSITIVE POWER
                              0
                      ________________________________________________________
                      10      SHARED DISPOSITIVE POWER
                              8,288,735 (Excludes shares which may be issued
                              pursuant to convertible note held by Lamar)
______________________________________________________________________________
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           8,288,735
______________________________________________________________________________
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /
______________________________________________________________________________
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.84%
______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           IN
______________________________________________________________________________


___________________
(1) The filing person is also filing this Schedule 13D in his individual capacity.

ITEM 1.  SECURITY AND ISSUER.

     No change.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 remains unchanged, except that the following information is hereby added thereto:

     This statement is filed by the LLC, DPCM, Lamar, Gerrard (individually) and Feldman (individually). The purposes of this Amendment No. 6 are: (a) to report the acquisition by the LLC of Common Stock, par value $.001 per share, issued by Dominion Bridge Corporation; (b) to correct the number of shares reported as directly held by DPCM in Amendment No. 4, which inadvertently reported the sale by DPCM of 524,200 shares when in fact, the sale was of 524,000 shares; (c) to report the entitlement of Lamar to 1,668,536 warrants to purchase shares of Common Stock, the certificates of which are expected to be issued shortly; and (d) to report that DBAE will not have any entitlement to any of such warrants.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 remains unchanged, except that the following information is hereby added thereto:

     On June 26, 1998, the LLC purchased a total of 336,525 shares of Common Stock for an aggregate purchase price of $336,525.00. The source of funds used by the LLC in acquiring the shares was working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 remains unchanged, except that the following information is hereby added thereto:

     The LLC acquired its shares of Common Stock for investment purposes.

     In connection with the Lamar/Wellgate Credit Agreement, Lamar made revolving credit loans on the dates set forth below, and in consideration of such loans, became entitled to receive warrants in the amounts set forth below, aggregating 1,668,536:

          No. of Shares                 Date Issued
          -------------                 -----------
               41,713.4                 April 24, 1998
            1,056,660.7                 April 29, 1998
              166,853.6                 April 30, 1998
                  959.6                    May 6, 1998
              166,853.6                   May 13, 1998
               50,056.1                   May 22, 1998
              116,797.5                   May 27, 1998
               68,641.5                   June 8, 1998

Lamar does not intend to transfer any of those warrants to DBAE.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 remains unchanged, except for the following information:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person in this Amendment No. 6 is based upon 33,370,725 shares outstanding, which is the total number of shares of Common Stock outstanding on March 31, 1998, as reported by the Company in its Form 10-Q for the period ending March 31, 1998, filed with the Securities and Exchange Commission on May 20, 1998.

     The LLC beneficially owns 6,850,024 shares of Common Stock, representing approximately 20.53% of the number of issued and outstanding shares of Common Stock.

     Gerrard beneficially owns 6,956,724 shares of Common Stock, representing approximately 20.85% of the number of issued and outstanding shares of Common Stock.

     DPCM beneficially owns 6,620,199 shares of Common Stock, representing approximately 19.83% of the number of issued and outstanding shares of Common Stock.

     Feldman beneficially owns 8,288,735 shares of Common Stock, representing approximately 24.84% of the number of issued and outstanding shares of Common Stock.

     Lamar beneficially owns 1,668,536 shares of Common Stock, representing approximately 5% of the number of issues and outstanding shares of Common Stock.

     (b)  No change.

     (c) On June 26, 1998, the LLC purchased 336,525 shares of Common Stock for an aggregate purchase price of $336,525.00 ($1.00 per share). All of such shares of Common Stock were purchased on the open market.

     (d)  See Item 4 hereof.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 9, 1998


                                   /s/ Douglas A. Gerrard
                                   ----------------------
                                       Douglas A. Gerrard